Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

April 27, 2012

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a version of the Amendment that is marked to show changes to Amendment No. 3 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2011, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Company advises the Staff that it is an “emerging growth company,” as defined in Section 101 of the Jumpstart Our Business Startups Act (the “JOBS Act”). In connection with the filing of the Amendment, the Company hereby also advises the Staff that, pursuant to Section 107(b) of the JOBS Act, it is affirmatively and irrevocably electing to “opt out” of the extension of time to comply with new or revised financial accounting standards provided under Section 7(a)(2)(B) of the Securities Act of 1933, as amended, and will comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards.

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ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656    T: (703) 456-8000  F: (703) 456-8100     WWW.COOLEY.COM

April 27, 2012

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Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.
Timothy J. Williams, LipoScience, Inc.
Darren K. DeStefano, Cooley LLP
Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656    T: (703) 456-8000  F: (703) 456-8100     WWW.COOLEY.COM